51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
May 17, 2021
Item 3   News Release
The news release dated May 27, 2021 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
On May 27, 2021, the Company announced further to its News Release of March 31, 2021, that it has received approval from the TSX Venture Exchange to the issuance of 126,492 common shares (the “Shares”) in settlement of accrued dividends of $47,437.00 outstanding on the Class A Preferred Shares (the “Settlement”).  The Shares were issued on May 17, 2021 and are subject to a statutory hold period of four months and one day after closing of the Settlement.
David Hall, Peter Lewis and Andrew Schutte are among the sixteen investors who participated in the 2019 private placement of Class A Preferred Shares all of whom received Shares. These three are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR at www.sedar.com.
Disclosure Required by MI 61-101
Pursuant to MI  61-101, the Settlement constituted a “related party transaction” as certain directors and officers of the Company participated in the Settlement.
The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.
(a)	a description of the transaction and its material terms:
See Item 4 above for a description of the Settlement.
(b)	the purpose and business reasons for the transaction:
The purpose of the Settlement is to reduce the Company’s liabilities while preserving its cash.
(c)	the anticipated effect of the transaction on the issuer’s business and affairs:
The Company does not anticipate any material effect on the Company’s business and affairs.
(d)	a description of:
(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:
David Hall, the Chairman and a director of the Company, was issued 4,355 Shares in settlement of $1,633 accrued dividends.
Andrew Schutte, a director of the Company, was issued 29,037 Shares in settlement of $10,889 accrued dividends.
Peter W. Lewis Inc., a company controlled by Peter Lewis, a director of the Company, was issued 4,355 Shares in settlement of $1,633 accrued dividends.
(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Settlement on the percentage of securities of the Company beneficially owned or controlled by each of Messrs. Hall, Lewis and Schutte:

Name and Position	Dollar Amount of Settlement	Number of Shares to be Issued	No. of Securities Held prior to Closing of the Settlement	Percentage of Issued and Outstanding Securities prior to Closing of the Settlement	No. of Securities Held After Closing of the Settlement	Percentage of Issued and Outstanding Securities After Closing of the Settlement
David Hall Chairman and Director	$1,633	4,355 Shares	Undiluted: 398,049 Diluted: 618,503(1)	Undiluted: 1.11%(2) Diluted: 1.71%(3)	Undiluted: 402,404 Diluted: 622,858(4)	Undiluted: 1.11%(5) Diluted: 1.71%(6)
Andrew Schutte Director	$10,899	29,037 Shares	Undiluted: 3,731,571 Diluted: 4,627,351(7)	Undiluted: 10.36%(2) Diluted: 12.53%(8)	Undiluted: 3,760,608 Diluted: 4,656,388(9)	Undiluted: 10.40%(5) Diluted: 12.57%(10)
Peter Lewis Director	$1,633	4,355 Shares(11)	Undiluted: 179,921 Diluted: 315,375(12)	Undiluted: 0.50%(2) Diluted: 0.87(13)	Undiluted: 184,276(14) Diluted: 319,730(15)	Undiluted: 0.51%(5) Diluted: 0.88%(16)
(1)
Comprised of: (i) 398,049 Shares held directly by Mr. Hall, (ii) 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Hall, and (iii) 175,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(2)	Based on 36,035,109 Shares outstanding prior to the completion of the Settlement.
(3)
Based on 36,255,563 Shares outstanding on a partially-diluted basis prior to the completion of the Settlement, comprised of: (i) 36,035,109 Shares outstanding prior to the completion of the Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Hall, and (iii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(4)	Comprised of: (i) 402,404 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (1) above.
(5)	Based on 36,161,601 Shares outstanding following the completion of the Settlement.
(6)
Based on 36,382,055 Shares outstanding on a partially diluted-basis following the completion of the Settlement, comprised of: (i) 36,161,601 Shares outstanding following the completion of the Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Hall, and (iii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(7)
Comprised of: (i) 3,731,571 Shares held directly by Mr. Schutte, (ii) 303,030 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, (iii) 30,000 options held directly by Mr. Schutte, each of which is exercisable into one Share exercisable at a price of $0.43 per Share until July 30, 2023, and (iv) 562,750 warrants held directly by Mr. Schutte, each of which is exercisable into one Share at a price of $0.36 per Share until July 15, 2023.

(8)
Based on 36,930,889 Shares outstanding on a partially-diluted basis prior to the completion of the Settlement, comprised of: (i) 36,035,109 Shares outstanding prior to the completion of the Settlement, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte and (iv) 562,750 Shares that may be issuable on exercise of warrants held directly by Mr. Schutte.

(9)	Comprised of: (i) 3,760,608 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (7) above.
(10)
Based on 37,057,381 Shares outstanding on a partially diluted-basis following the completion of the Settlement, comprised of: (i) 36,161,601 Shares outstanding following the completion of the Settlement, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte, and (iv) 562,750 Shares that may be issuable on exercise of warrants held directly by Mr. Schutte.

(11)	These Shares are held indirectly by Peter W. Lewis Inc., a company controlled by Peter Lewis.
(12)
Comprised of: (i) 179,921 Shares held directly by Mr. Lewis, (ii) 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Lewis, and (iii) 90,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 10,000 are exercisable at a price of $5.50 per Share until September 5, 2020, 30,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(13)
Based on 36,170,563 Shares outstanding on a partially-diluted basis prior to the completion of the Settlement, comprised of: (i) 36,035,109 Shares outstanding prior to the completion of the Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis, and (iii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(14)	Comprised of: (i) 179,921 Shares held directly, and (ii) 4,355 Shares held indirectly through Peter W. Lewis Inc.
(15)	Comprised of: (i) 179,921 Shares held directly, (ii) 4,355 Shares held indirectly through Peter W. Lewis Inc., and (ii) all of the convertible securities of the Company set out in footnote (12) above.
(16)
Based on 36,297,055 Shares outstanding on a partially diluted-basis following the completion of the Settlement, comprised of: (i) 36,161,601 Shares outstanding following the completion of the Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis, and (iii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Hall, Lewis and Schutte abstained on the resolution of the board of directors approving the Settlement with respect to their own Share issuances.  A special committee was not established in connection with the approval of the Settlement, and no materially contrary view or abstention was expressed or made by any director.
(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.
(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:
(i)	that has been made in the 24 months before the date of the material change report:
Not applicable.
(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:
Not applicable.
(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.
(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Settlement is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares issued to each related party did not exceed 25% of the Company’s market capitalization.
As this material change report is being filed less than 21 days before the closing of the Settlement, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Settlement in a timely manner.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:            Lee Buckler, CEO and President
Telephone:        604.248.8693
Item 9   Date of Report
May 27, 2021